April 24, 2020

Bernard Coulie, M.D., Ph.D.
Chief Executive Officer
Pliant Therapeutics, Inc.
260 Littlefield Avenue
South San Francisco, CA 94080

       Re: Pliant Therapeutics, Inc.
           Amendment No. 4 to
           Draft Registration Statement on Form S-1
           Submitted April 10, 2020
           CIK No. 0001746473

Dear Dr. Coulie:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1

License Agreements
Novartis Collaboration and License Agreement, page 141

1. We note your disclosure in the fifth paragraph that Novartis will pay you certain specified target validation fees for each target candidate that achieves target validation and is deemed a research target. Please revise to provide a general range for such fees.
2. We note your disclosure in the seventh paragraph that Novartis will pay you tiered royalties, on a product-by-product basis, based on annual nets sales of products at percentages ranging from high-single digits to low-double digits of the applicable licensed products. Please revise your description of the royalty rates to provide a range that does
 Bernard Coulie, M.D., Ph.D.
Pliant Therapeutics, Inc.
April 24, 2020
Page 2
         not exceed ten percent (e.g., between twenty and thirty percent). Description of Capital Stock
Exclusive forum, page 189

3. We note that this section discusses an exclusive forum provision in your bylaws. We also note that your certificate of incorporation filed as Exhibit 3.1 contains an exclusive forum provision which differs from the disclosure in this section. Please reconcile your exclusive forum disclosure in this section and the risk factor on page 68 with your organizational documents which will be in effect prior to the offering. Please also note that we may have additional comments once we review Exhibits 3.2 and 3.4.
        You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474
if you have questions regarding comments on the financial statements and related matters.
Please contact Donald Field at 202-551-3680 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameBernard Coulie, M.D., Ph.D.                  Sincerely,
Comapany NamePliant Therapeutics, Inc.
                                                               Division of
Corporation Finance
April 24, 2020 Page 2                                          Office of Life
Sciences
FirstName LastName